UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): June 29, 2006

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (**318**) **484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On June 29, 2006, Cleco Corporation (the "Company") entered into an executive employment agreement (the "Agreement") with Samuel H. Charlton III for a three-year term ending June 29, 2009. Mr. Charlton will serve as a Senior Vice President of the Company and the Chief Operating Officer of Cleco Midstream Resources LLC. Cleco Midstream Resources LLC, a wholly-owned subsidiary of the Company, is a merchant energy subsidiary that owns and operates a merchant generation station, invests in a joint venture that owns and operates a merchant generation station, and owns and operates transmission interconnection facilities.

Pursuant to the terms of the Agreement, Mr. Charlton's annual salary shall be equal to his annual base salary in effect as of June 29, 2006, which is $218,000, and he shall be eligible to participate in the Annual Incentive Compensation Plan or similar bonus arrangement maintained by the Company or an Affiliate. Mr. Charlton shall also be eligible to participate in the 2000 Long-Term Incentive Compensation Plan maintained by the Company and the Cleco Utility Group Inc. Supplemental Executive Retirement Plan (the "Supplemental Plan").

Mr. Charlton's base salary, bonuses and participation in the Company's incentive compensation programs will be reviewed at least annually by the Compensation Committee of the Company's Board of Directors.

If Mr. Charlton's employment is terminated by the Company without Cause (as defined in the Agreement), Mr. Charlton will receive (a) his Base Compensation accrued but not yet paid as of the date of his termination, (b) his Base Compensation payable until the Termination Date (as defined in the Agreement), and (c) his Incentive Bonus (as defined in the Agreement) payable in the target amount for the year in which his termination occurs. In addition, at Mr. Charlton's written request, the Company shall, pursuant to certain conditions, purchase Mr. Charlton's principal residence and pay or reimburse Mr. Charlton for the cost of relocation. Also, the Company shall, pursuant to certain conditions, pay the continuation coverage premium if Mr. Charlton and/or his dependents elect to continue group medical coverage. Mr. Charlton shall also be fully vested for purposes of any service or similar requirement imposed under the Supplemental Plan.

If Mr. Charlton's employment is terminated by the Company for Good Reason, a term used in connection with a Change in Control (as defined in the Agreement) or without Cause at anytime within the 60-day period preceding or 36-month period following a Change in Control (as defined in the Agreement), Mr. Charlton will receive (a) his Base Compensation accrued but not yet paid as of the date of his termination, (b) an amount equal to three times his base amount (as defined in the Agreement), (c) coverage, for a certain period of time, for him and his dependents under the Company's or an Affiliate's group medical plan, and (d) an amount equal to the Company's maximum matching contribution obligation under the Company's 401(k) Savings and Investment Plan for each of the three years immediately following his termination of employment. In addition, the vesting shall be accelerated, any restrictions shall lapse and all performance objectives shall be deemed satisfied as to any outstanding grants or awards made to him under the 2000 Long-Term Incentive Compensation Plan, he shall be fully vested for purposes of any service or similar requirement imposed under the Supplemental Plan and at Mr.

Charlton's written request, the Company shall, pursuant to certain conditions, purchase Mr. Charlton's principal residence and pay or reimburse Mr. Charlton for the cost of relocation.

If Mr. Charlton's employment is terminated by the Company for Cause, Mr. Charlton will receive his Base Compensation accrued but not yet paid as of the date of his termination.

If Mr. Charlton terminates his employment with the Company, Mr. Charlton will receive his Base Compensation accrued but not yet paid as of the date of his termination.

If Mr. Charlton dies or becomes disabled, Mr. Charlton or his estate would receive (a) his Base Compensation accrued but not yet paid as of the date of his termination and (b) his Incentive Bonus (as defined in the Agreement) payable with respect to the year of his termination, prorated to reflect Mr. Charlton's actual period of service.

Mr. Charlton is subject to a non-solicitation clause during the one-year period beginning as of the date of voluntary termination by Mr. Charlton or an involuntary termination with Cause.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference and attached hereto as Exhibit 10.1.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

The following exhibit is filed herewith:

10.1   Executive Employment Agreement with Samuel H. Charlton III dated June 29, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: July 6, 2006

By: /s/ R. Russell Davis
R. Russell Davis
Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number   **Exhibit Description**

10.1   Executive Employment Agreement with Samuel H. Charlton III dated
                    June 29, 2006.